UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trump Entertainment Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89816T202

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T202

1.	Names of Reporting Persons Kings Road Holdings XIV Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons Polygon Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons Polygon Recovery Fund GP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons Polygon Recovery Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons Polygon Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons Polygon Global Partners LLP (f/k/a Polygon Equities Partners LLP)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons Polygon Global Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89816T202

1.	Names of Reporting Persons Patrick G.G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,525,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,525,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to 2,525,432 shares (the “Shares”) of common stock, par value $0.001 per share, of Trump Entertainment Resorts, Inc., a Delaware corporation (“Trump” or the “Issuer”). Trump’s principal executive offices are located at 15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Kings Road Holdings XIV Ltd., Polygon Management Ltd., Polygon Recovery Fund GP, Polygon Recovery Fund L.P., Polygon Management L.P., Polygon Global Partners LLP (f/k/a Polygon Equities Partners LLP), Polygon Global Partners LP, Mr. Reade E. Griffith and Mr. Patrick G.G. Dear. Set forth below is the name, address of the principal business and principal office and the state or other place of organization of each of the Reporting Persons that is a corporation, partnership, syndicate and other group, and the name, business address and citizenship of each of the Reporting Persons that is a natural person. The foregoing persons are hereinafter sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(a). Item 2(b). Item 2(f).	Name of Person Filing Address of Principal Office or Business Address Citizenship or Place of Organization

Kings Road Holdings XIV Ltd. (“KRH”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Management Ltd. (“Polygon Management”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Recovery Fund GP (the “General Partner”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Recovery Fund LP (the “Recovery Fund”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Management L.P. (the “Investment Manager”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Global Partners LLP (f/k/a Polygon Equities Partners LLP) (the “UK Investment Manager”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: United Kingdom

Polygon Global Partners LP (the “US Investment Manager”)
399 Park Ave., 22nd Floor
New York, NY 10022
Citizenship: Delaware

Reade E. Griffith (“Mr. Griffith”)
c/o Polygon Global Partners LLP
4 Sloane Terrace

London SW1X 9DQ
United Kingdom
Citizenship: United States

Patrick G. G. Dear (“Mr. Dear”)
c/o Polygon Global Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: United Kingdom

Item 2(c).

The principal business of the Recovery Fund is the making and disposition of investments. The principal business of KRH is to act as an investment holding company. The principal business of the Investment Manager, the UK Investment Manager and the US Investment Manager (collectively, the “Investment Managers”) is that of investment manager. The principal business of the General Partner is that of general partner of the Recovery Fund. The principal business of Polygon Management is that of general partner of the Investment Manager and the US Investment Manager. The principal occupation of each of Messrs. Griffith and Dear is that of principal of the Investment Managers.

Item 2(d).	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 190,620 Shares acquired on May 9, 2011 was $953,100. The aggregate purchase price for the 794,519 Shares acquired on June 15, 2011 was $4,171,224.75. The Shares acquired on May 9, 2011 and June 15, 2011 were acquired by KRH with investment funds of the Recovery Fund.

In addition to the above, KRH acquired on July 16, 2010 Shares pursuant to the Plan of Reorganization proposed by the Issuer, certain of its direct and indirect subsidiaries and the Ad Hoc Committee, and confirmed by an order of the Bankruptcy Court on May 7, 2010 (the “Plan”) and the Rights Offering (as defined below). Under the Plan, members of the Ad Hoc Committee and/or their affiliates (the “Backstop Parties”) made capital contributions to the Issuer in exchange for shares of the Issuer’s Common Stock pursuant to a rights offering (the “Rights Offering”) to holders of the Second Lien Notes and general unsecured claims. The Rights Offering was backstopped by the Backstop Parties who received additional shares of the Issuer’s Common Stock as a backstop fee in consideration for their agreement to provide such backstop commitment. Pursuant to the Plan, the Rights Offering and such backstop commitments, KRH acquired 1,489,569 Shares.

Furthermore, under the Plan, indebtedness evidenced by the Second Lien Notes and the indenture pursuant to which such notes were issued were canceled and a distribution of additional shares of the Issuer’s Common Stock was made to holders of the Second Lien Notes. KRH received a total of 50,724 Shares pursuant to such distribution.

None of the Reporting Persons other than KRH directly own any of the shares.

Item 4.	Purpose of Transaction

The Reporting Persons acquired all the Shares for investment purposes. The Reporting Persons intend to continuously assess the factors affecting the value of Trump’s securities, including Trump’s business and financial condition. The Reporting Persons may increase or decrease their beneficial ownership of Trump’s securities, depending on the results of such assessment and depending on the market price of Trump’s securities.

Preemptive Rights

The Certificate of Incorporation of the Issuer provides that, prior to December 31, 2013, the Issuer may not sell or issue any Common Stock or other securities convertible into or exchangeable for Common Stock, or rights, options, warrants or rights to purchase Common Stock, other than in certain exempted transactions, without first allowing all holders of at least 5% of the Common Stock who were Backstop Parties under the Plan the opportunity to purchase, on the same or better terms, a pro rata portion of such securities. KRH was a Backstop Party under the Plan. The transactions exempted from these preemptive rights include an issuance of securities pursuant to a management equity plan approved by the Issuer’s Board of Directors and a sale of Common Stock for cash at a time when the Common Stock is listed on the New York Stock Exchange or Nasdaq at a price at least equal to the then current fair market value of the Common Stock. The Issuer’s stockholders have no preemptive or similar rights to subscribe for additional shares after December 31, 2013.

Registration Rights

On July 16, 2010, the date on which the Plan became effective, the Issuer, KRH and other persons entered into a registration rights agreement (the “Registration Rights Agreement”), which was amended as of March 30, 2011, pursuant to which the Issuer agreed (i) to file with the Securities and Exchange Commission (the “SEC”) no later than the earlier of (x) April 15, 2012 and (y) the date that is 60 days after the receipt by the Issuer of written requests to do so by Backstop

Parties holding 66 and 2/3% of the shares of Common Stock held by all the Backstop Parties (provided, however, that the Backstop Parties are not permitted to make such a request prior to July 16, 2011) (the “Shelf Filing Deadline”), and (ii) to use its commercially reasonable efforts to cause to be declared effective 60 days after the Shelf Filing Deadline, a registration statement to register for resale the Common Stock of the Issuer issued to the parties thereto pursuant to the Plan. The parties to the Registration Rights Agreement have piggyback registration rights and have agreed to certain limitations on their registration rights, including cutbacks and a holder standstill period.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 4, and is incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a).

As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares. The Shares represent approximately 23.6% of the outstanding Common Stock of the Issuer, on the basis of 10,714,286 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q for the period ended March 31, 2011.

All of the Shares are held directly by KRH. The Investment Managers, the General Partner, Polygon Management and the Recovery Fund have voting and dispository control over securities owned by KRH. Messrs. Griffith and Dear control the Investment Managers, the General Partner and Polygon Management.

Item 5(b).	Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all the Shares.

Item 5(c).

On May 9, 2011 KRH acquired in a private transaction 190,620 Shares for cash at a price per share of $5.00. On June 15, 2011 KRH acquired in a private transaction 794,519 Shares for cash at a price per share of $5.25. The Reporting Persons have not engaged in any other transactions with respect to the Common Stock of the Issuer in the past sixty (60) days.

Item 5(d).

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule 13D.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and Item 5 are incorporated herein by reference.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of June 24, 2011, by and among the Reporting Persons.

2.

Order of the Bankruptcy Court, dated May 7, 2010, confirming the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015 and the Debtors, dated March 9, 2010 (as amended, modified or supplemented), together with such Joint Plan of Reorganization, as so confirmed (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2010).

3.

Amended and Restated Certificate of Incorporation of the Issuer, dated July 16, 2010 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on July 16, 2010).

4.

Registration Rights Agreement, dated as of July 16, 2010, as amended March 30, 2011, by and among Trump Entertainment Resorts, Inc. and the backstop parties thereto, with respect to the Issuer’s Common Stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on July 16, 2010 and Exhibit 10.20 to the Issuer’s Annual Report on Form 10-K filed by the Issuer with the SEC on March 31, 2011).

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2011	KINGS ROAD HOLDINGS XIV LTD.

By Polygon Global Partners LLP, its investment manager

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: June 24, 2011	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON RECOVERY FUND GP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON RECOVERY FUND L.P.

By Polygon Recovery Fund GP, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON MANAGEMENT L.P.

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON GLOBAL PARTNERS LLP (F/K/A POLYGON EQUITIES PARTNERS LLP)

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: June 24, 2011	POLYGON GLOBAL PARTNERS LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	/s/ Reade E. Griffith
Reade E. Griffith

Date: June 24, 2011	/s/ Patrick G. G. Dear
Patrick G. G. Dear

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Trump Entertainment Resorts, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: June 24, 2011	KINGS ROAD HOLDINGS XIV LTD.

By Polygon Global Partners LLP, its investment manager

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: June 24, 2011	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON RECOVERY FUND GP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON RECOVERY FUND L.P.

By Polygon Recovery Fund GP, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON MANAGEMENT L.P.

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011	POLYGON GLOBAL PARTNERS LLP (F/K/A POLYGON EQUITIES PARTNERS LLP)

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: June 24, 2011	POLYGON GLOBAL PARTNERS LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: June 24, 2011		/s/ Reade E. Griffith
Reade E. Griffith

Date: June 24, 2011		/s/ Patrick G. G. Dear
Patrick G. G. Dear